News Release

Alexco to Release First Quarter 2014 Results on May 15, 2014

May 6, 2014 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today advises that it will release its first quarter financial results after the close of market trading on Thursday, May 15, 2014, followed by an audio webcast conference call to review those results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Friday, May 16, 2014. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through June 16, 2014, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13582013

About Alexco

Alexco Resource Corp. holds substantially all of the historic, high grade Keno Hill Silver District located in Canada’s Yukon Territory, including the Bellekeno silver mine. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada